September 14, 2005

Mr. Gregory Dundas

Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.

Mail Stop 4561

Washington D.C. 20549-0303

Re:	Guaranty Bancshares, Inc.

Amendment No. 1 to Schedule 13E-3 filed August 22, 2005

File No. 005-55603

Amendment No. 1 to Preliminary Proxy Statement on Schedule 14A

File No. 000-24235

Dear Mr. Dundas:

On behalf of Guaranty Bancshares, Inc. (“Guaranty”), we are filing today, via EDGAR transmission, Amendment No. 2 to Schedule 13E-3 filed August 22, 2005 and a definitive proxy statement (the “Proxy Statement”) relating to the proposed merger of GB Facilitation, Inc. with and into Guaranty.

In response to your September 9, 2005 letter to Tyson T. Abston, President of Guaranty, setting forth the staff’s comments regarding Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Proxy Statement, Guaranty has the following responses, which are contained in numbered paragraphs that correspond to the numbered paragraphs of the comment letter. The text of each comment is included below. Unless otherwise indicated, capitalized terms used in this letter shall have the same meaning as set forth in the Proxy Statement.

Opinion of Independent Financial Advisor, page 20

1.

We note your response to our prior comment 24. Please revise to clarify how Hoefer & Arnett derived the ultimate value of $24 from the various methods used, so that investors may better understand their analysis. In this regard, you should specifically disclose the “weightings” assigned to each of the valuation techniques and clearly explain how each of the valuation techniques was considered to reach the fair value of $24.00. Also, to the extent that it will enhance your disclosure, you should also provide the calculations used to derive the fair value.

The staff is directed to the table on page 24 and the first three paragraphs on page 25 of the Proxy Statement where additional disclosure has been provided to disclose the weightings assigned to each of the valuation techniques and the calculations used to derive the fair value of the Guaranty common stock.

2.	We note your response to prior comment 27. However, in light of the significance of the future performance of the company to those shareholders who are being cashed out, please disclose all material projections provided by the company to Hoefer & Arnett. If you believe there are no material differences between the projections provided by the company and those found in exhibit (c)(ii) of the Schedule 13E-3, please provide us with the company’s projections for our review.

The staff is directed to the paragraph entitled “Discounted Cash Flow Analysis” on page 24 where additional disclosure has been provided to include the material financial projections supplied by Guaranty’s management to Hoefer & Arnett. The additional disclosure includes a cross-reference to the projections disclosed in the valuation report dated May 17, 2005 included as exhibit (c)(ii) of the Schedule 13E-3.

Proxy Card

3.	Please revise the proxy card to clarify that it is in preliminary form.

The staff is supplementally advised that because Guaranty is filing the Proxy Statement in definitive form, this comment is not applicable. The staff is directed to the final form of the proxy card filed with the Proxy Statement.

Further, attached to this letter is a statement from an authorized officer of Guaranty acknowledging the items set forth in your letter dated September 9, 2005.

If you have any questions or comments regarding this letter, please contact me at (713) 221-1576.

Very truly yours,

Bracewell & Giuliani LLP

/s/ Charlotte M. Rasche

Charlotte M. Rasche

Acknowledgment of Guaranty Bancshares, Inc.

In connection with the response letter to the Securities and Exchange Commission with respect to the Amendment No. 1 to the Schedule 13E-3 and Amendment No. 1 to the Preliminary Proxy Statement of Guaranty Bancshares, Inc. (the “Company”), each filed on August 22, 2005, I, Clifton A. Payne, acting solely in my capacity as Chief Financial Officer of Guaranty, hereby acknowledge that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

GUARANTY BANCSHARES, INC.

By:	/s/ Clifton A. Payne
Clifton A. Payne Chief Financial Officer